

September 23, 2021

William Fung
Chief Executive Officer
AMTD International Inc.
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

> **Re: AMTD International Inc.**
> **Form 20-F for the fiscal year ended Decemer 31, 2020**
> **Filed on April 28, 2021**
> **File No. 001-39006**

Dear Mr. Fung:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2020

Part I, page 1

1. At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Information on the Company section should address, but not necessarily be limited

to, the risks highlighted in Part I.

2. At the onset of Part I, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of subsidiaries. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Item 3. Key Information, page 1

3. At the onset of Item 3, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. Disclose each permission that you and your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries, are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, , and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

Item 3D. Risk Factors

Risks Relating to Our Business and Industry

Our business is subject to various cyber-security and other operational risks, page 13

6.   In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Risks Relating to the ADSs and our Ordinary Shares, page 25

7.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 64

8.   Please revise your results of operations disclosure for the following items:
   • Please revise to expand disclosure for each year and interim period for which financial statements are required, to identify and quantify the various factors driving the material changes to your results of operations between the periods. For example, we note material changes to Other Income, and to Impairment losses under expected credit loss model on accounts receivable, but there is no disclosure regarding these significant unusual or infrequent events or new developments, which appear to materially impact your current and possibly future operations.
   • Revise to discuss your financial condition and changes in financial condition for the periods covered by the financial statements including the causes of material changes from period to period in financial statement line items. For example, the significant changes in accounts receivable are not disaggregated by component, nor are the material trends explained by past due amounts, settlements or otherwise.
   Refer to Item 5 of Form 20-F.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance